OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                        December 7, 2005                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

     Re:  Response of CepTor Corporation to Comment Letter
          to Pre-Effective Amendment No. 1 to Registration
          Statement on Form SB-2 filed December 1, 2005 (File No. 333-129070)
          -------------------------------------------------------------------

Dear Ms.Barros:

     We are counsel to CepTor Corporation (the "Company"). We hereby submit, on behalf of the Company a response to the letter of comment dated December 5, 2005 from the Division of Corporation Finance to the Company's Pre-Effective
Amendment No. 1 to Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the "Commission") on December 1, 2005 (the "Form
SB-2"). Our responses are numbered to correspond to the Commission's comments and are filed in conjunction with the Pre-Effective Amendment No. 2 to the Form
SB-2.

     GENERAL

     1.   Please withdraw your acceleration request filed as CORRESP on EDGAR requesting acceleration of the effective date of this registration statement on December 1, 2005.

          The Company has withdrawn its acceleration request by letter to the
          Commission, dated December 6, 2005 and filed as CORRESP on EDGAR.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

     2.   We note your response to our prior comment 4 and reissue that comment.
          Please revise your disclosure to explain further what you mean by
          "will be accounted for when issued at par value with a corresponding charge to paid-in capital." Please disclose if the additional commitment shares and the number of shares purchased will be combined and valued equally. Please also disclose if the net proceeds received from the offering will be included in the equity section of the company's balance sheet, and if the costs associated with the issuance of shares to Fusion Capital, including the additional commitment

December 7, 2005

          shares, will be treated as offering costs and netted against the proceeds received.

          The requested disclosure has been made on page 26.

     DESCRIPTION OF THE TRANSACTIONS

     3.   We note your response to our prior comments 5 and 6 and reissue those comments. Please provide tabular disclosure of the number of equity line shares and additional commitment fee shares that would be issued under various pricing scenarios. At a minimum, the tabular disclosure should illustrate the dilutive effect and provide the effective price per share taking into account the additional commitment fee shares.

          The requested disclosure has been made in tabular format on pages 48 through 52.

     UNDERTAKINGS

     4.   Please provide the appropriate undertaking as required by amended Item
          512 of Regulation S-B, amended as of December 1, 2005.

          The appropriate undertaking has been added to Part II, Item 28 as required by amended Item 512 of Regulation S-B.

     The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response to Nancy
Brenner at (212) 451-2217 or the undersigned at (212) 451-2259.

                                         Sincerely,

                                         /s/ Harvey J. Kesner
                                         --------------------
                                         Harvey J. Kesner

cc:    William H. Pursley
       Donald W. Fallon